MORGAN STANLEY U.S. GOVERNMENT SECURITIES TRUST

1221 Avenue of the Americas

New York, NY 10020

April 24, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:	Morgan Stanley U.S. Government Securities Trust
(File Nos. 2-86966 and 811-3870)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley U.S. Government Securities Trust (the “Fund”) filed with the Securities and Exchange Commission on February 23, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 29 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 24, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.          Confirm whether the Fund’s strategy of investing up to 20% of its net assets in any combination of (a) asset-backed securities, (b) commercial paper and (c) mortgage-related, non-agency securities is considered a principal investment strategy of the Fund.

Response 2.  This group of investments is considered a principal investment strategy of the Fund, and relevant disclosure appears in the sections of the prospectus entitled “Principal Investment Strategies,” “Principal Risks,” “Additional Investment Strategy Information” and “Additional Risk Information.”

Comment 3.          In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 3.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 4.          In the “Fund Management” section of the prospectus, clarify which members of the management team are responsible for the day-to-day management of the Fund and for the execution of the overall strategy of the Fund.

Response 4.  The disclosure has been so revised.

Comment 5.          Since the Fund may invest in inverse floaters, please confirm whether the Fund has been involved in the restatement of its financial statements.

Response 5.  Although the Fund may invest in inverse floaters, the Fund does not invest in municipal inverse floaters and therefore has not been subject to the restatement of financial reports.

COMMENTS TO THE SAI

Comment 6.          In connection with the Fund’s investment in when-issued and delayed delivery securities and forward commitments, please confirm appropriate use of “segregating assets” and inclusion of applicable disclosure.

Response 6.  The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities and Forward Commitments” in the SAI.

Comment 7.          The Fund’s investment restriction #1 states that the Fund will not invest 25% or more of the value of its total assets in securities or issuers of any one industry, except for bank obligations or obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Please provide a description of “bank obligations” in the narrative of the SAI.

Response 7.  The term “bank obligations” typically refers to certificates of deposit, time deposits and bankers’ acceptances.  These investments are currently not permitted investments of the Fund.  To the extent that these investments become permitted investments of the Fund, disclosure will be added to the SAI as appropriate.

Comment 8.          Revise the portfolio manager disclosure to note the basis for the discretionary compensation paid to the listed managers during the Fund’s last fiscal year.

Response 8.  We respectfully acknowledge your comment, but we believe the current disclosure is in compliance with Investment Company Act Release No. 26533 (August 23, 2004).  The Release requires that the prospectus include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•       the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•       the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•       the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6301.  Thank you.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson